SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUN 30 2005
PROCESSING
WASH. D.C.
183
SECTION

FORM 11-K

[X] ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (*No fee required*)

For the transition period from__________________ to ______________________________

Commission file number ~~1-4455~~ 1-9102

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ameron International Corporation 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ameron International Corporation
245 South Robles
Pasadena, CA 91101-3638



05059648



Ameron International Corporation
401(k) Retirement Savings Plan
Index to Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Ameron International Corporation
401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets of Ameron International Corporation 401(k) Retirement Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year at December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labour's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Los Angeles, California
June 29, 2005

Ameron International Corporation
401(k) Retirement Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2004 and 2003

	2004	2003
Assets		
Investments, at fair value		
Mutual funds	$ 30,409,840	$ 25,979,034
Collective trusts	9,788,024	8,703,008
Ameron common stock	3,834,836	3,748,185
Participant loans	1,262,474	990,153
Total investments	45,295,174	39,420,380
Receivables		
Employer contributions	61,083	563,126
Employee contributions	16,022	173,697
Accrued interest and dividends	18,641	12,003
Total receivables	95,746	748,826
Total assets	45,390,920	40,169,206
Liabilities		
Payable to plan participants	107,084	–
Payable to broker for securities purchased	–	114,439
Total liabilities	107,084	114,439
Net assets available for benefits	$ 45,283,836	$ 40,054,767

The accompanying notes are an integral part of these financial statements.

Ameron International Corporation
401(k) Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2004 and 2003

	2004	2003
Additions to net assets		
Investment income		
Net appreciation in fair value of investments	$ 3,615,704	$ 5,537,263
Interest and dividends	86,993	84,291
Interest from participant loans	66,472	67,473
Total investment income	3,769,169	5,689,027
Contributions		
Employee contributions	2,856,489	2,681,804
Employer contributions	390,535	839,052
Rollovers	334,315	70,616
Total contributions	3,581,339	3,591,472
Total additions	7,350,508	9,280,499
Deductions		
Benefits paid to participants	2,121,439	2,345,215
Net increase in net assets	5,229,069	6,935,284
Net assets available for benefits		
Beginning of year	40,054,767	33,119,483
End of year	$ 45,283,836	$ 40,054,767

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

General

The following description of the Ameron International Corporation 401(k) Retirement Savings Plan (the "Plan") provides only general information and is not intended to supersede the Plan agreement. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Effective April 1, 1989, Ameron International Corporation ("Ameron" or the "Company") established the Plan to provide retirement benefits for its eligible employees. The Plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). At various times, the Plan has been amended to modify certain of its provisions.

Administration

The Plan is administered by a Plan Committee appointed by the Company's Board of Directors. The Plan Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, to answer all questions affecting eligibility of participants in the Plan, and to authorize disbursements for the payment of Plan benefits.

Trustee, Custodian, and Fund Manager of Investments

The Northern Trust Company (the "Trustee"), together with its affiliates, serves as trustee, custodian, and fund manager for certain Plan investments. The Trustee determines the value of Plan investments, other than the value of the Ameron Common Stock Fund, and is regularly required to provide an accounting of all receipts, disbursements, and transactions made on behalf of the Plan.

Recordkeeper

Hewitt Associates (the "Recordkeeper") serves as the primary recordkeeper for the Plan.

Eligibility

All salaried and non-union hourly employees of the Company are eligible to participate in the Plan on the next Plan entry date from their hire date if they are targeted to work at least 1,000 hours per year.

1. Description of the Plan (Continued)

Employee Contributions

Participants may contribute up to 25 percent of their annual compensation, excluding bonuses and overtime wages, as defined in the Plan. The contributions are treated as pre-tax deductions from participants' salaries under the provisions of Section 401(k) of the Internal Revenue Code (the "Code") and are subject to an annual limit ($13,000 for 2004). In addition, participants who are age 50 or older as of the end of the year may be eligible to make an additional "catch up" contribution as described in the Code. Such maximum additional contribution was $3,000 for 2004. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may elect to have such contributions invested in any of the investment funds described in Note 3. Participants may elect to change future contribution percentages on a monthly basis.

Employer Contributions

The Company makes matching contributions equal to 50 percent of each participant's contribution. Such match is a maximum of 1 percent of the employee's annual compensation as defined by the Plan document. Such contributions are made in the form of cash and are credited monthly to each participant's account. The Company makes additional matching contributions, adjusted according to the Company's Return on Equity ("ROE"), as defined in the Plan, based on the amount of each participant's contribution, which is greater than 2 percent but not greater than 6 percent of the employee's annual compensation, as follows:

Return on Equity ("ROE")	Company Matching Contribution as a Percentage of Employee Contribution
ROE ≤ 10%	None
10% <ROE ≤ 12%	5%
12% <ROE ≤ 13%	15%
13% <ROE ≤ 14%	30%
14% <ROE ≤ 15%	50%
15% <ROE ≤ 16%	65%
16% <ROE ≤ 17%	80%
17% <ROE ≤ 18%	90%
18% <ROE	100%

The Company's additional matching contributions are made in the form of cash and credited to each participant's account annually, following the public disclosure of the Company's audited financial statements.

1. Description of the Plan (Continued)

Vesting
Each participant shall vest in employer contributions at a rate of 20 percent for each of the participant's years of service with the Company, beginning after the first year of service. Each participant's contributions and the related net investment income or losses are fully vested as contributions are made and net investment results are allocated. A participant's interest in the Plan becomes fully vested if employment is terminated due to death, total and permanent disability, or retirement at age 65.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of the Company's vested and unvested contributions and Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Termination
Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at any time, subject to the provisions of ERISA. If the Plan were terminated, the rights of all participants to their interests in the Plan would be fully vested and nonforfeitable.

Participant Loans
Participants may elect to borrow from their investment fund accounts an amount between $1,000 and the lesser of $50,000 or 50 percent of the participant's vested account balance. Loan transactions are treated as transfers to (from) the investment funds from (to) the participant loans fund. Loan terms range from 1 to 5 years unless the loan is for the purchase of a primary residence in which case the loan term may be up to 15 years. The interest rate on the loan is prime rate plus 1 percent, and the loan is collateralized by the participant's vested account balance. Interest rates on loans outstanding at December 31, 2004 ranged from 5.0 to 10.5 percent per annum. Principal and interest are paid ratably through monthly payroll deductions. Participant loans are subject to Plan rules and restrictions in the Code and ERISA.

Benefit Payments
Upon termination of service, death, disability, or retirement, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. A participant may leave his or her account balance in the Plan if the balance exceeds $1,000 and the participant has not yet attained age 65.

Forfeitures
Forfeitures of unvested benefits are used to reduce employer contributions to the Plan. Such forfeitures resulted in a reduction of employer contributions of $ 42,842 and $33,637 for the years ended December 31, 2004 and 2003, respectively. There were no unallocated forfeiture balances for the years ended December 31, 2004 and 2003.

1. Description of the Plan (Continued)

Plan Amendments

During 2003, a Plan amendment corrected a drafting error related to the method of non-discrimination testing used by the Plan. This change had no impact on the Plan but clarified the method the Plan was using. During 2004, an additional plan amendment was made to require a participant who transferred funds out of the Ameron Common Stock Fund (the "Stock Fund") to observe a thirty-day waiting period before that participant could transfer an investment back into the Stock Fund. In addition, the minimum investment election in each fund was reduced from 10% to 1% increments. In 2005, a Plan amendment was also signed which allowed the Plan to use the Company's non-GAAP net income in computing the Company's ROE matching contribution for the year 2004 only. This change resulted in an additional $55,304 of ROE matching contributions than would otherwise have been allowable. The amendment also changed the force-out limit for employees who have terminated effective March 28, 2005. Prior to this amendment, a participant who terminated employment was allowed to keep his or her vested balance in the Plan only if the vested account balance exceeded $5,000. Effective March 28, 2005, this amount was lowered to $1,000.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements have been prepared on the accrual basis and in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation

The Plan's investments in shares of registered investment company mutual funds and Company common stock are stated at fair value. The Trustee determines the fair value of investments based on available quoted market prices on the last business day of the year. Interests in collective trusts are valued at fair value as reported to the Plan by the Trustee. Company stock is valued at its quoted market price. Participant loans are valued at face value, which approximates fair value.

Purchases and sales of securities are reflected on a trade-date basis. The basis for all securities sold is determined by average cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. In the statement of changes in net assets available for benefits, the Plan presents the net appreciation in fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on those investments.

Payments of Benefits

Benefits are recorded when paid.

2. Summary of Significant Accounting Policies (Continued)

Administrative Expenses
The Company paid the administrative expenses of the Plan in both 2004 and 2003. However, the Company, at its discretion, may elect to have the Plan pay all or part of such expenses. The expenses include, but are not limited to, trustee, legal, and accounting fees. The administrative expenses paid by the Company were insignificant for the years ended December 31, 2004 and 2003.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Fund Descriptions

Participants may direct their investments among several fund options and may change investment allocations on a daily basis. Each of the funds for the plan years ended December 31, 2004 and 2003 are described below.

PIMCO Total Return II Fund – The PIMCO Total Return II Fund is an actively managed bond fund, which primarily invests in a diversified portfolio of fixed income securities. The fund invests in a broad spectrum of investment grade securities and seeks to provide returns with a risk posture similar to the bond market as a whole.

PIMCO Balanced Fund – The PIMCO Balanced Fund is an actively managed fund that invests in common stocks, bonds, and short-term securities, depending on the fund manager's evaluation of the potential of each type of investment. The fund seeks to provide total returns by combining the risk posture of both the stock and bond markets. The fund was terminated by PIMCO during December 2003 and is no longer an investment option within the Plan.

3. Fund Descriptions (Continued)

PIMCO MidCap Fund – The PIMCO MidCap Fund is an actively managed fund that invests in a diversified portfolio of common stocks. The fund seeks long-term growth of capital by investing in medium capitalization growth stocks that are reasonably priced.

Northern Institutional Balanced Portfolio – The Northern Institutional Balanced Portfolio is an actively managed fund that invests in common stocks, bonds, and short-term securities, depending on the fund manager's evaluation of the potential of each type of investment. The fund seeks to provide total returns by combining the risk posture of both the stock and bond markets. This fund has been offered since November 2003 as a replacement for the PIMCO Balanced Fund.

Northern Institutional Equity Index Fund – The Northern Institutional Equity Index Fund is a passively managed fund that invests in a diversified group of common stocks similar to those included in the S&P 500 Index. The fund seeks to provide returns that match the performance of the unmanaged S&P 500 Index, a composite index of stocks of large capitalization companies.

Northern Collective Stable Asset Fund – The Northern Collective Stable Asset Fund is a collective trust that seeks to provide consistent income while maintaining the principal value of the fund and sufficient short-term and long-term liquidity for benefit payments and other withdrawals. The fund invests primarily in investment contracts issued by insurance companies, banks, and corporations, alternative and synthetic investment contracts, and a variety of debt instruments.

Ameron Common Stock Fund – Contributions to the fund are used primarily to purchase shares of Ameron common stock. In addition, cash held for the purchase of Ameron Common Stock is invested in the Northern Short Term Fund, a liquid cash fund investing in high quality, short-term loans.

4. Investments

The fair values of individual investments that represent 5 percent or more of the Plan's net assets were as follows at December 31:

	2004	2003
PIMCO Total Return II Fund	$ 6,046,480	$ 5,204,470
PIMCO MidCap Fund	11,342,223	8,823,325
Northern Institutional Balanced Portfolio	4,313,881	4,024,311
Northern Institutional Equity Index Fund	8,707,256	7,926,928
Northern Collective Stable Asset Fund	9,615,776	8,441,366
Ameron Common Stock Fund	3,834,836	3,748,185

4. Investments (Continued)

The net appreciation in the fair value of investments by investment type was as follows for the years ended December 31:

	2004	2003
Mutual funds	$ 2,976,861	$ 4,361,836
Collective trusts	361,185	365,605
Ameron common stock	277,658	809,822
Net appreciation in fair value of investments	$ 3,615,704	$ 5,537,263

5. Transactions With Related Parties

The Trustee is a party-in-interest as defined by ERISA. The Trustee invests certain Plan assets in investment funds managed by the Trustee. Such transactions qualify as party-in-interest transactions for which a statutory exemption exists.

6. Federal Income Tax Status

The Plan obtained its last determination letter from the Internal Revenue Service ("IRS") on August 19, 2002. The IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. The plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the qualification requirements of the Code, and the related trust was tax-exempt as of the financial statement date.

Supplemental Schedule

Ameron International Corporation
401(k) Retirement Savings Plan
Employer Identification Number (EIN) – 77- 0100596, Plan number – 005
Schedule H, Line 4i – Schedule of Assets Held at End of Year
At December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Market Value
	Interest in Mutual Funds			
	PIMCO	PIMCO Total Return II Fund		$ 6,046,480
		PIMCO MidCap Fund		11,342,223
*	Northern Trust	Northern Institutional Balanced Portfolio		4,313,881
*		Northern Institutional Equity Index Fund		8,707,256
		Total Interest in Mutual Funds		30,409,840
	Interest in Collective Trusts			
*	Northern Trust	Northern Collective Stable Asset Fund		9,615,776
*		Northern Short Term Fund		172,248
		Total Interest in Collective Funds		9,788,024
*	Participant Loans	Participant Loans (Interest rates ranging from 5.0% to 10.5% per annum and maturing through May 2018)		1,262,474

NOTE: Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions.

* Represents a party-in-interest for which a statutory exemption exists.

Ameron International Corporation
401(k) Retirement Savings Plan
Employer Identification Number (EIN) – 77- 0100596, Plan number – 005
Schedule H, Line 4i – Schedule of Assets Held at End of Year (Continued)
At December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Market Value
	Ameron Common Stock			
*	Ameron International Corporation	Ameron International Corporation Common Stock		$ 3,834,836
		Grand Total		$45,295,174

NOTE: Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan's fiscal year or acquired at any time during the Plan's fiscal year and disposed of any time before the last day of the Plan's fiscal year, with certain exceptions.

* Represents a party-in-interest for which a statutory exemption exists.

Ameron International Corporation
401(k) Retirement Savings Plan
Exhibit Index

Exhibit	Description	Page
23	Consent of Independent Registered Public Accounting Firm	14

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-114534, No. 33-57308, No. 33-59697, No. 333-36497 and No. 333-61816) of Ameron International Corporation of our report dated June 29, 2005 with respect to the financial statements and supplemental schedule of the Ameron International Corporation 401(k) Retirement Savings Plan for the year ended December 31, 2004, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Los Angeles, California
June 29, 2005

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERON INTERNATIONAL
CORPORATION 401(k) RETIREMENT
SAVINGS PLAN



By: ______________________________
Gary Wagner
Ameron International Corporation
Senior Vice President &
Chief Financial Officer

Dated June 29, 2005